UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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09041816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 29 2009
Washington, DC
121

SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) **AND ENDING** 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mountain Street
(No. and Street)

London	United Kingdom	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Hardgrave 011 44 207 4093672
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Paula Hardgrave swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Non Applicable

MITCHELL DONK
Notary Public, State of New York
No. 24-4936209
Qualified in Kings County
Commission Expires July 5, 2010

Notary Public

Signature

C.F.O.

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MVISION PRIVATE EQUITY ADVISERS USA LLC

CONTENTS
APRIL 30, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Limited., as of April 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition statement referred to above present fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
June 18, 2009

MVISION PRIVATE EQUITY ADVISERS USA LLC

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2009

ASSETS

• *Cash and cash equivalents*	$7,335,076
• *Fees receivable*	2,040,363
• *Security deposits*	20,899
• *Prepaid expenses*	61,718
• *Prepaid taxes*	1,380,821
• *Fixed assets (net of accumulated depreciation of $267,899)*	1,595,952
Total Assets	$12,434,829

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
• *Payables to affiliates*	$610,782
• *Deferred tax liability*	308,661
• *Accrued expenses and other liabilities*	2,046,142
Total Liabilities	$2,965,585
Stockholder's Equity	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	$75,000
Retained earnings	9,394,244
Total Stockholder's Equity	$9,469,244
Total Liabilities and Stockholder's Equity	$12,434,829

See Notes to Financial Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Corporation that is a wholly-owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The financial statements are presented in U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

Use of Estimates—In presenting the financial statements, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid debt investments with a maturity of three months or less when purchased to be cash equivalents.

Fees Receivable—Represent receivables from third parties.

Prepaid Expenses—The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets—Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight line method. They are depreciated over their estimated useful lives.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FIN 48—In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

2. RELATED PARTY TRANSACTIONS

The Company receives fees under a service agreement (the "Agreement") effective on May 1, 2006 with the Parent and affiliated entity. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. At April 30, 2009, the Company had an intercompany payable to the Parent and affiliated entity of $128,038 and $482,744 respectively related to unsettled balances in connection with the Agreement. If the Company was unaffiliated results of operations may be different.

There is a high level of integration of the Company's activities and operations with the Parent and affiliated entity and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that Group.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with a sixty-day notice period and an obligation under a noncancelable lease for office space expiring through June 2018. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	2010	$	362,279
	2011		362,279
	2012		362,279
	2013		362,279
	2014		389,499
	Thereafter		1,600,561
		$	3,439,176

4. EMPLOYEE BENEFIT PLANS

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2009, the Company had net capital of $3,868,795, which was $3,671,089 in excess of its required net capital of $197,706. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

6. INCOME TAXES

A deferred tax liability has been reflected totaling $ 308,661 due to temporary differences. The temporary differences relate to the differences between the reported amounts of currency and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior year estimates.

7. LETTER OF CREDIT

The Company maintains a letter of credit in the amount of $362,279 as of April 30, 2009 to be utilized as the security deposit for the operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under cash and cash equivalents.

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2009